NAKED BRAND GROUP LIMITED
c/o Continental Proxy Services
1 State Street, New York NY 10004

You May Vote Your Proxy When You View The Material On The Internet. You Will Be Asked To Follow The Prompts To Vote Your Shares.

NAKED BRAND GROUP LIMITED
Level 61, MLC Centre, 25 Martin Place,
Sydney NSW 2000, Australia

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on Friday, 20 August 2021 at 10am (Sydney time) (Thursday, 19 August 2021 at 8pm (New York time))

*Shareholders are cordially invited to attend the Annual General Meeting and vote in person. At the meeting, you will need to request a ballot to vote your shares.

Dear Shareholder,

The 2021 Annual General Meeting of Shareholders of Naked Brand Group Limited **(Company)** will be held at BDO Sydney, Level 11, 1 Margaret Street, Sydney NSW 2000, Australia, on Friday, 20 August 2021 at 10:00am (Sydney time).

ORDINARY BUSINESS
Financial and related reports:
To receive and consider the Financial Report of the Company and its controlled entities and the related Directors' and Auditor's Reports in respect of the financial year ended 31 January 2021.

Resolution 1:
To consider and, if thought fit, to pass the following resolution as an ordinary resolution in accordance with Rule 19.3(f) of the Constitution:

*"**THAT** Mr Simon Tripp is elected as a Director."*

The Board of Directors, with Mr Tripp abstaining on making a recommendation under Resolution 1, recommends that the shareholders **VOTE IN FAVOUR** of this resolution.

Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card.

Vote Your Proxy on the Internet:

Go to http://www.cstproxyvote.com
Have your notice available when you access the above website. Follow the prompts to vote your shares.

CONTROL NUMBER

The Proxy Materials are available for review at:
https://www.cstproxy.com/nakedbrands/am2021

NAKED BRAND GROUP LIMITED
Level 61, MLC Centre, 25 Martin Place,
Sydney NSW 2000, Australia

Important Notice Regarding the Availability of Proxy Materials For the 2021 Annual General Meeting of Shareholders to be Held on Friday, August 20, 2021

The following Proxy Materials are available to you to review at:
https://www.cstproxy.com/nakedbrands/am2021

- the Notice of Annual General Meeting
- the Company's Annual Report for the year ended January 31, 2021
- the Proxy Card
- any amendments to the foregoing materials that are required to be furnished to shareholders

This is not a ballot. You cannot use this notice to vote your shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

If you would like to receive a paper or e-mail copy of these documents, you must request one. There is no charge for such documents to be mailed to you. Please make your request for a copy as instructed below on or before August 13, 2021 to facilitate a timely delivery. You may also request that you receive paper copies of all future proxy materials from the Company.

ACCESSING YOUR PROXY MATERIALS ONLINE

Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically. You must reference your Control number.

REQUESTING A PAPER COPY OF THE PROXY MATERIALS

By telephone please call 1-888-266-6791,
or
By logging on to https://www.cstproxy.com/ nakedbrands/am2021
or
By email at: proxy@continentalstock.com

Please include the company name and your control number in the subject line.